UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                            FORM 10-C


         REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                   INTERDEALER QUOTATION SYSTEM


Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
               and Rule 13a-17 or 15d-17 thereunder



                    Robotic Vision Systems, Inc.
          (Exact name of issuer as specified in charter)

          425 Rabro Drive East, Hauppauge, New York 11788
             (Address of principal executive offices)


Issuer's telephone number, including area code       (516) 273-9700



            I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security:            Common Stock, par value $.01 per share

2.   Number of shares outstanding before the change:    13,356,654

3.   Number of shares outstanding after the change:      14,805,078

4.   Effective date of change:               September 20, 1995

5.   Method of change:
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):

     Merger

     Give brief description of transaction:

     As a consequence of the Merger, shares of Issuer were issued to the stockholders of the acquired company.


                  II.  CHANGE OF NAME OF ISSUER

1.   Name of prior change:

2.   Name after change:

3.   Effective date of charter amendment changing name:

4.   Date of shareholder approval of change, if required:



Date:  October 20, 1995            /s/Robert H. Walker
                                   (Officer's signature and title)
                                   Robert H. Walker
                                   Executive Vice President